------------------
    OMB APPROVAL
------------------
------------------
OMB Number:3235-0145
Expires: December 31, 1997
Estimated average burden
hours per form 14.90
------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           United Water Resources Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                0009131901
---------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph V. Boyle
                        Lyonnaise American Holding, Inc.
                           2000 First State Boulevard
                         Wilmington, Delaware 19804-0508

                                 with a copy to:

                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                       Attention: Garry P. McCormack, Esq.
                                 (212) 835-6210
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 April 22, 1997
                --------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                                                   SCHEDULE 13D

                         CUSIP No.  0009131901                Page 2 of 6 Pages

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lyonnaise American Holding, Inc.
    IRS Identification No. 36-3140269
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    SC; OO
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       9,935,570.25

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        9,935,570.25
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,935,570.25
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC; CO
---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                                SCHEDULE 13D

                        CUSIP No.  0009131901              Page 3 of 6 Pages

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lyonnaise des Eaux
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    SC; OO
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       9,935,570.25

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        9,935,570.25
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,935,570.25
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC; CO
---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                              Page 4 of 6 Pages

                                 SCHEDULE 13D

      This Amendment No. 4, dated May 5, 1997, amends and supplements the Statement on Schedule 13D, dated November 30, 1990, as amended and supplemented by Amendment no. 1, Amendment no. 2 and Amendment no. 3 thereto, filed by Lyonnaise American Holding, Inc., a Delaware corporation ("LAH"), and Lyonnaise des Eaux, a French societe anonyme ("Lyonnaise"), with respect to the common stock, par value $0.01 per share, of United Water Resources Inc., a New Jersey corporation (the "Issuer"). Unless otherwise defined, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

      Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

Item 3.    Source and Amount of Funds.

      LAH purchased additional shares of Common Stock by reinvesting cash dividends paid by the Issuer on the Common Stock pursuant to the Issuer's Dividend Reinvestment and Stock Purchase Plan ("DRIP"), as follows:

                          Dollar        No.of Shares of          Price
    Date            Amount Reinvested   Common Stock Acquired    Per Share

June 3, 1996           2,087,366.10      160,566.6231            13.00
September 3, 1996      2,124,296.42      140,915.1854            15.075
December 1, 1996       2,156,706.91      138,694.9781            15.55
March 1, 1997          2,228,708.08      123,388.6827            18.0625

      On April 22, 1997, LAH converted 355,802 shares of Preference Stock into 296,500 shares of Common Stock at the conversion ratio of .83333 shares of Common Stock for each share of Preference Stock. No funds were paid by LAH to effect the conversion of such shares of Preference Stock.

      Item 5(a) of this Schedule 13D is hereby deleted in its entirety and replaced with the following:

Item 5.    Interest in Securities of the Issuer.

      (a) The aggregate number of shares of Common Stock owned by LAH is 9,935,570.25. The Issuer has advised LAH that as of April 22, 1997 there were 35,373,060 shares of Common Stock issued and outstanding after giving effect to the issuance to LAH on April 22, 1997 of 296,500 shares of Common Stock upon

                                                              Page 5 of 6 Pages

conversion of 355,802 shares of Preference Stock. Consequently, LAH currently owns 28.1% of the outstanding Common Stock. Lyonnaise, through its 100% ownership of LAH, may also be deemed to be the beneficial owner of such 9,935,570.25 shares of Common Stock.

      Mr. Jacques F. Petry, Vice President of LAH, owns directly 114.13 shares of Common Stock. Mr. Thierry Bourbie, President-Water Division of Lyonnaise, owns directly 114.13 shares of Common Stock. Mr. George F. Keane, Director of the Issuer and Chairman of Trigen Energy Corporation, an affiliate of Lyonnaise, owns directly 1,000 shares of Common Stock. Mr. Joseph V. Boyle, Vice President-Finance of LAH, owns 1,001.49 shares of Common Stock, of which 287.17 shares of Common Stock are owned directly and 714.32 shares of Common Stock are owned through the Issuer's 401(k) plan, and holds directly stock options to purchase an aggregate of 12,850 shares of Common Stock at an exercise price per share that is below the current market price for the Common Stock. In addition, subject to shareholder approval, Mr. Boyle has been granted additional stock options to purchase an aggregate of 7,580 shares of Common Stock at an exercise price per share that is below the current market price for the Common Stock.

      To the knowledge of LAH and Lyonnaise, no other executive officers or directors of LAH or Lyonnaise beneficially own any shares of Common Stock.

                                                              Page 6 of 6 Pages


Signature.

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:     May 5, 1997


                               LYONNAISE AMERICAN HOLDING, INC.



                               By: /s/ Joseph V. Boyle
                                  Name:  Joseph V. Boyle
                                  Title:  Vice President - Finance







                               LYONNAISE DES EAUX



                               By: /s/ Jean-Michel Brault
                               Name:  Jean-Michel Brault
                               Title:  Vice President